UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Sizeler Property Investors, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
830137-10-5
(CUSIP Number of Class of Securities)
K. (Rai) Sahi
Morguard Corporation
55 City Centre Drive, Suite 1000
Mississauga, ON L5B 1M3
(905) 281-4800
Paul Miatello
Revenue Properties Company Limited
55 City Centre Drive, Suite 800
Mississauga, ON L5B 1M3
(905) 281-3800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2006
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No.	830137-10-5	Page	1	of	3

1	NAME OF REPORTING PERSON: Revenue Properties (U.S.) Inc.

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,123,600

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,123,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,123,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.98%

14	TYPE OF REPORTING PERSON:

CO

Schedule 13D

CUSIP No.	830137-10-5	Page	2	of	3

1	NAME OF REPORTING PERSON: Revenue Properties Company Limited

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,123,600

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,123,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,123,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.98%

14	TYPE OF REPORTING PERSON:

CO

Schedule 13D

CUSIP No.	830137-10-5	Page	3	of	3

1	NAME OF REPORTING PERSON: Morguard Corporation

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,123,600

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,123,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,123,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.98%

14	TYPE OF REPORTING PERSON:

CO

Item 1. Security and Issuer
          This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on December 19, 2005 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.
Item 2. Identity and Background
          Item 2 of the Statement is hereby amended and restated in its entirety as follows:
          (i)       Revenue Properties (U.S.) Inc., a corporation incorporated under the laws of Delaware (“RPUS”);
          (ii)      Revenue Properties Company Limited, a corporation incorporated under the laws of Ontario (“RPCL”) that, by virtue of its ownership of 100% of the issued and outstanding shares of common stock of RPUS, may be deemed to beneficially own the shares of common stock held by RPUS;
          (iii)     Morguard Corporation, a corporation incorporated under the laws of Canada (“Morguard”) that, by virtue of its ownership of approximately 67% of the issued and outstanding common shares of RPCL, may be deemed to beneficially own the shares of Common Stock held by RPUS.
                    The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 1.
          (b)      The business address of RPUS and RPCL is 55 City Centre Drive, Suite 800, Mississauga, ON L5B 1M3. The business address of Morguard is 55 City Centre Drive, Suite 1000, Mississauga, ON L5B 1M3.
          (c)      RPUS’s principal business is to act as a holding company for the U.S. investments of the RPCL group. RPCL’s principal business is the acquisition, development and ownership of income-producing retail and commercial real estate assets. Morguard is a real estate and property management company with extensive retail, office, industrial and residential holdings through its investments in Morguard REIT, Morguard Residential Inc., and RPCL. Morguard provides management services to institutional and other investors for commercial and residential real estate through Morguard Investments Limited and Morguard Residential Inc.
          (d)      None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)      None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
               Information with respect to the directors and executive officers of RPUS, RPCL and Morguard is set forth in Annex A to this Statement and is incorporated herein by reference. Unless noted otherwise, each of the directors and executive officers is a citizen of Canada.
Item 3. Source and Amount of Funds or Other Consideration
               The additional 930,800 shares of Common Stock reported by the Reporting Persons in this Amendment No.1 were acquired at an aggregate cost of $13,354,836. The funds were provided through a combination of working capital and RPUS’s brokerage account with a subsidiary of the Royal Bank of Canada in the ordinary course of business.
Item 4. Purpose of Transaction
               The Common Stock reported by the Reporting Persons was acquired for the purpose of investment.
               The Reporting Persons may in the future seek to acquire, alone or in conjunction with others, additional shares of Common Stock, through open market purchases, negotiated transactions or otherwise. Future purchases will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business opportunities, and general economic, market and industry conditions, and other factors that the Reporting Persons may consider relevant. In addition, the Reporting Persons may seek at any time to dispose of all or a portion of their shares of Common Stock, through open market transactions, negotiated transactions or otherwise. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will purchase any additional shares of Common Stock or dispose of any shares of Common Stock.
               Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
               Item 5 of the Statement is hereby amended and restated in its entirety as follows:
          (a)      The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Act, 2,123,600 shares of Common Stock. The shares of Common Stock owned by the Reporting Persons constitute approximately 9.98% of the Common Stock outstanding (computed on the basis of 21,441,816 shares of Common Stock outstanding, based on information received directly from the Company).

               To the Reporting Persons’ knowledge, except as set forth in Annex A to the Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any shares of Common Stock.
          (b)      RPUS, RPCL and Morguard may be deemed to share voting and dispositive power over 2,123,600 shares of Common Stock, which represents 9.98% of the outstanding Common Stock. These shares of Common Stock are owned directly by RPUS.
          (c)      On March 14, 2006, RPUS acquired 910,000 shares of Common Stock from Winthrop Realty Trust and WRT Realty L.P. at a price of $14.35 per share in a private transaction. On March 13, 2006, Mr. Mark M. Tanz, a director of RPCL and Morguard, acquired 275,000 shares of Common Stock from Winthrop Realty Trust and WRT Realty L.P. at a price of $14.35 per share in a private transaction. The trading dates, numbers of shares of Common Stock acquired and the prices per share for all other transactions related to shares of Common Stock by the persons named in Item 2 for the last 60 days are set forth in Annex B hereto and are incorporated herein by reference.
          (d)      Not applicable
          (e)      Not applicable
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 14, 2006

MORGUARD CORPORATION
By:	/s/ Donald W. Turple
	Name:	Donald W. Turple
	Title:	Vice-President and Chief Financial Officer

REVENUE PROPERTIES COMPANY LIMITED
By:	/s/ Paul Miatello
	Name:	Paul Miatello
	Title:	Chief Financial Officer and Secretary

REVENUE PROPERTIES (U.S.) INC.
By:	/s/ Paul Miatello
	Name:	Paul Miatello
	Title:	Secretary

ANNEX A
     Unless otherwise indicated, the business address of the directors and executive officers of RPUS and RPCL is 55 City Centre Drive, Suite 800, Mississauga, ON L5B 1M3 and each occupation set forth opposite such person’s name refers to employment with RPUS or RPCL, as the case may be. Unless otherwise indicated, the business address of the directors and executive officers of Morguard Corporation is 55 City Centre Drive, Suite 1000, Mississauga, ON L5B 1M3 and each occupation set forth opposite such person’s name refers to employment with Morguard. To the knowledge of the Reporting Persons, none of their respective directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Each of the directors and officers of the Reporting Persons is a citizen of Canada.
Directors of Revenue Properties (U.S.) Inc..

Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
Antony K. Stephens	President, RPCL	--
Paul Miatello	Chief Financial Officer and	--
Secretary of RPCL
Executive Officers of Revenue Properties (U.S.) Inc.

Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
Antony K. Stephens	President, RPCL	--
Paul Miatello	Chief Financial Officer and	--
Secretary of RPCL
Directors of Revenue Properties Company Limited

Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
David A. King	President, David King Corporation	--
1 University Avenue, Suite 1400,
Toronto, ON M5J 2P1
Wayne P.E. Mang	President, Mang Enterprises	--
1527 Bayshire Drive, Oakville,
ON L6H 6E5

		Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
K. (Rai) Sahi	Chairman and Chief Executive	--
	Officer, Morguard
Bruce S. Simmonds	Chief Executive Officer,	3,500
	Minacs Worldwide Inc.
	180 Duncan Mill Road, Toronto,
	ON M3B 1Z6
Antony K. Stephens	President, RPCL	--
Mark M. Tanz	Director, RPCL and Morguard;	1,513,342
	Director and non-executive
	Chairman, Sizeler Property
	Investors, Inc.
	Edgewater Drive, Lyford Bay,
	Nassau, Bahamas
Jack Winberg	Chief Executive Officer, The	1,000
	Rockport Group
	Suite 307, 170 The Donway West,
	Toronto, ON M3C 2G3
Executive Officers of Revenue Properties Company Limted

Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
K. (Rai) Sahi	Chairman	--
Antony K. Stephens	President	--
Paul Miatello	Chief Financial Officer and	--
Secretary
Directors of Morguard Corporation

Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
James R. Connacher	Corporate Director	--
38 Avenue Road, Toronto,
ON M5R 2G2

David A. King	President, David King Corporation	--
1 University Avenue, Suite 1400,
Toronto, ON M5J 2P1
Wayne M.E. McLeod	Consultant	--
2 Sagewood Drive, Toronto,
ON M3B 1T4
K. (Rai) Sahi[1]	Chairman and Chief Executive	--
Officer, Morguard
David J. Thomson	Corporate Director	--
33 Delisle Avenue, Toronto,
ON M4V 3C7
Mark M. Tanz	Director, RPCL and Morguard;	1,513,342
Director and non-executive
Chairman, Sizeler Property
Investors, Inc.
Edgewater Drive, Lyford Bay,
Nassau, Bahamas

[1]	Mr. Sahi indirectly owns or exercises control over common shares representing approximately 44% of the outstanding common shares of Morguard.

Executive Officers of Morguard Corporation

Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
K. (Rai) Sahi	Chairman and Chief Executive	--
Officer
Donald W. Turple	Vice President and Chief	--
Financial Officer
Stephen Taylor	President and Chief Operating	--
Officer, Morguard Investments
Limited
Frank Munsters	Vice President, Credit and Banking	--
Paul Miatello	Secretary	--
Beverley G. Flynn	General Counsel and Assistant	--
Secretary

ANNEX B
     The following transactions were effected by the persons named in Item 2 during the past sixty (60) days in open market transactions:
RPUS

		Shares of
Date of Transaction	Sale/Purchase	Common Stock	Price Per Share
January 9, 2006	Purchase	800	$12.92
February 10, 2006	Purchase	10,000	$14.25
February 24, 2006	Purchase	10,000	$14.35
Bruce S. Simmonds

		Shares of
Date of Transaction	Sale/Purchase	Common Stock	Price Per Share
January 9, 2006	Sale	600	$13.49
January 17, 2006	Sale	2,000	$15.00
January 17, 2006	Purchase	1,000	$14.20
January 17, 2006	Purchase	1,000	$14.16
February 1, 2006	Sale	2,000	$14.23
February 6, 2006	Sale	1,000	$14.27
February 8, 2006	Sale	2,000	$14.45
February 27, 2006	Sale	1,000	$14.45
March 3, 2006	Sale	1,000	$14.40

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement